UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               SMART ONLINE, INC.
                               ------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    83171V100
                               -------------------
                                 (CUSIP Number)


                                December 31, 2007
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ X ]   Rule 13d-1(b)

                               [ ]   Rule 13d-1(c)

                               [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No.: 83171V100                                          Page 2 of 11 Pages
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      MAGNETAR FINANCIAL LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization


      Delaware
--------------------------------------------------------------------------------
Number of Shares      5.       Sole Voting Power                 None
Beneficially          ----------------------------------------------------------
Owned by Each         6.       Shared Voting Power                1,431,650/1/
Reporting             ----------------------------------------------------------
Person With           7.       Sole Dispositive Power            None
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power           1,431,650/1/
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      1,431,650/1/
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


      [  ]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


      7.70% based on 18,598,903 shares outstanding as of November 12, 2007./1/
--------------------------------------------------------------------------------
12.   Type of Reporting Person:


      IA; OO

/1/ This figure includes 588,903 Shares that the Reporting Person is entitled to obtain upon exercise of warrants to purchase the Shares. In addition, the holder owns warrants to purchase 195,441 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a).

                                  SCHEDULE 13G

CUSIP No.: 83171V100                                          Page 3 of 11 Pages

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      MAGNETAR CAPITAL PARTNERS LP
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization


      Delaware
--------------------------------------------------------------------------------
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ----------------------------------------------------------
by Each Reporting     6.       Shared Voting Power                1,858,030/1/
Person With           ----------------------------------------------------------
                      7.       Sole Dispositive Power             None
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power           1,858,030/1/
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      1,858,030/1/
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


      [  ]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


      9.99% based on 18,598,903 shares outstanding as of November 12, 2007./1/
--------------------------------------------------------------------------------
12.   Type of Reporting Person:


      HC; OO

/1/ This figure includes 588,903 Shares that the Reporting Person is entitled to obtain upon exercise of warrants to purchase the Shares. In addition, the holder owns warrants to purchase 195,411 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a).

                                  SCHEDULE 13G

CUSIP No.: 83171V100                                          Page 4 of 11 Pages

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      SUPERNOVA MANAGEMENT LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization


      Delaware
--------------------------------------------------------------------------------
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ----------------------------------------------------------
by Each Reporting     6.       Shared Voting Power                1,858,030 /1/
Person With           ----------------------------------------------------------
                      7.       Sole Dispositive Power             None
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power           1,858,030 /1/
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      1,858,030/1/
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


      [  ]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


      9.99% based on 18,598,903 shares outstanding as of November 12, 2007./1/
--------------------------------------------------------------------------------

12.   Type of Reporting Person:


      HC; OO

/1/ This figure includes 588,903 shares that the Reporting Person is entitled to obtain upon exercise of warrants to purchase the Shares. In addition, the holder owns warrants to purchase 195,411 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a).

                                  SCHEDULE 13G

CUSIP No.: 83171V100                                          Page 5 of 11 Pages

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).



      ALEC N. LITOWITZ
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization


      United States of America
--------------------------------------------------------------------------------
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ----------------------------------------------------------
by Each Reporting     6.       Shared Voting Power                1,858,030/1/
Person With           ----------------------------------------------------------
                      7.       Sole Dispositive Power             None
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power           1,858,030/1/
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person


      1,858,030 /1/
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


      [     ]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


      9.99% based on 18,598,903 shares outstanding as of November 12, 2007. /1/
--------------------------------------------------------------------------------
12.   Type of Reporting Person:


      HC

/1/ This figure includes 588,903 shares that the Reporting Person is entitled to obtain upon exercise of warrants to purchase the Shares. In addition, the holder owns warrants to purchase 195,411 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a).

                                                              Page 6 of 11 Pages

Item 1(a).  Name of Issuer:

            Smart Online, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.

Item 2(a).  Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i) Magnetar Financial LLC ("Magnetar Financial");

            ii) Magnetar Capital Partners LP ("Magnetar Capital Partners");

            iii) Supernova Management LLC ("Supernova Management"); and

            iv) Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) and certain warrants to purchase Shares held for the account of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund")and Shares held for the account of certain Managed Accounts (the "Managed Accounts"). Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serve as investment adviser to the Managed Accounts. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship

            i) Magnetar Financial is a Delaware limited liability company;

            ii) Magnetar Capital Partners is a Delaware limited partnership;

            iii) Supernova  Management is a Delaware limited liability  company;
            and

            iv) Mr. Litowitz is a citizen of the United States of America.

                                                              Page 7 of 11 Pages

Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            83171V100

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

            (b) [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

            (e) [X]    An   investment   adviser   in   accordance   with   Rule
                       13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i) [ ]    A church plan that is excluded from the  definition of an
                       investment   company  under   Section   3(c)(14)  of  the
                       Investment Company Act.


Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            (i) As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of: (A) 842,747 Shares held for the account of Magnetar Capital Master Fund; (B) 588,903 Shares issuable upon the conversion of warrants held for Magnetar Capital Master Fund; and (C) 426,380 Shares held for the accounts of the Managed Accounts. This figure excludes additional warrants to purchase 195,411 Shares held for the account of Magnetar Capital Master Fund which are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding.

            (ii) As of December 31, 2007, Magnetar Financial may be deemed to be the beneficial owner of: (A) 842,747 Shares held for the account of Magnetar Capital Master Fund and (B) 588,903 Shares issuable upon the conversion of warrants held for Magnetar Capital Master Fund.


Item 4(b)   Percent of Class:

            (i)   The  number  of  Shares  of  which  each of  Magnetar  Capital
Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 9.99% the total number of Shares outstanding.

                                                              Page 8 of 11 Pages

            (ii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 7.70% of the total number of Shares outstanding.

      This figure includes 588,903 Shares that the Reporting Person is entitled to obtain upon exercise of warrant to purchase the Shares. In addition, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may also be deemed to be the beneficial owner of the warrants held for the account of Magnetar Capital Master Fund. This figure excludes additional warrants to purchase 195,411 shares held for the account of Magnetar Capital Master Fund which are subject to so called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the shares then issued and outstanding. Since the Reporting Persons currently own 9.99% of the Shares, the remaining warrants are not currently exercisable and thus, the Shares underlying the remaining warrants have not been included in the calculations of the Reporting Person's beneficial ownership of the Shares.

Item 4(c)   Number of Shares of which such person has:

Magnetar Financial:
------------------

(i) Sole power to vote or direct the vote:                                  0

(ii) Shared power to vote or direct the vote:                       1,431,650/1/

(iii) Sole power to dispose or direct the disposition of:                   0

(iv) Shared power to dispose or direct the disposition of:          1,431,650/1/


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
-----------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                       1,858,030/1/

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:          1,858,030/1/



/1/ This figure includes 588,903 Shares that the Reporting Person is entitled to obtain upon exercise of warrants to purchase the Shares. In addition, the holder owns warrants to purchase 195,411 Shares held for the account of Magnetar Capital Master Fund. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise or conversion would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a).


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008              MAGNETAR FINANCIAL LLC

                                     By: Magnetar Capital Partners LP
                                         As Sole Member


                                     By:  /s/ Alec N. Litowitz
                                         -----------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager of Supernova Management LLC,
                                     as  General  Partner  of  Magnetar  Capital
                                     Partners LP


Date: February 13, 2008              MAGNETAR CAPITAL PARTNERS LP


                                     By:  /s/ Alec N. Litowitz
                                         -----------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager of Supernova Management LLC,
                                     as  General  Partner  of  Magnetar  Capital
                                     Partners LP


Date: February 13, 2008              SUPERNOVA MANAGEMENT LLC


                                     By:  /s/ Alec N. Litowitz
                                         -----------------------------
                                     Name: Alec N. Litowitz
                                     Title: Manager


Date: February 13, 2008              ALEC N. LITOWITZ

                                     /s/ Alec N. Litowitz
                                     --------------------

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.   Joint Filing Agreement, dated February 13, 2008 by and among
     Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova
     Management LLC, and Alec N. Litowitz...........................          11

                                                             Page 11 of 11 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

           The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Smart Online, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008         MAGNETAR FINANCIAL LLC

                                By: Magnetar Capital Partners LP
                                       As Sole Member


                                By:  /s/ Alec N. Litowitz
                                     ----------------------------
                                Name:  Alec N. Litowitz
                                Title: Manager of Supernova Management LLC, as
                                       General Partner of Magnetar Capital
                                       Partners LP

Date: February 13, 2008         MAGNETAR CAPITAL PARTNERS LP


                                By:  /s/ Alec N. Litowitz
                                     ----------------------------
                                Name:  Alec N. Litowitz
                                Title: Manager of Supernova Management LLC, as
                                       General Partner of Magnetar Capital
                                       Partners LP

Date: February 13, 2008         SUPERNOVA MANAGEMENT LLC


                                By:  /s/ Alec N. Litowitz
                                     ----------------------------
                                Name: Alec N. Litowitz
                                Title: Manager

Date: February 13, 2008         ALEC N. LITOWITZ

                                /s/ Alec N. Litowitz
                                --------------------